UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Puyi Inc.
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

69373Y109
(CUSIP Number)

September 8, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: 69373Y109

(1)	NAME OF REPORTING PERSONS
CHENG Jianguo
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
St. Kitts and Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
12,404,165. See Item 4.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
0. See Item 4.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,404,165
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%. See Item 4.
(12)	TYPE OF REPORTING PERSON
IN

CUSIP NO.: 69373Y109

(1)	NAME OF REPORTING PERSONS
Advance Tycoon Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0. See Item 4.
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
12,404,165. See Item 4.
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,404,165
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.7%. See Item 4.
(12)	TYPE OF REPORTING PERSON
CO

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe,

Guangzhou, Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	CHENG Jianguo;

ii)	Advance Tycoon Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. CHENG Jianguo is 61F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

The principal business address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).	Citizenship or Place of Organization:

Mr. CHENG Jianguo is a citizen of Saint Christopher (St. Kitts) and Nevis. Advance Tycoon Limited is a British Virgin Islands company.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

This Item 3 is not applicable.

Item 4.	Ownership:

				Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(2)	Sole Power to Vote or Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
CHENG Jianguo	12,404,165	(1)	13.7%	12,404,165	(1)	0	0	(1)	0
Advance Tycoon Limited	12,404,165	(1)	13.7%	0	(1)	0	12,404,165	(1)	0

(1)	Represents 12,404,165 ordinary shares held by Advance Tycoon Limited. Advance Tycoon Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by CHENG Jianguo. The disposal of ordinary shares held by Advance Tycoon Limited is decided by 61 individuals, who entrusted their voting power of such ordinary shares to CHENG Jianguo except for the matters related to share disposal.

(2)	For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 90,472,014 ordinary shares as of September 8, 2022.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certifications:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2022

CHENG Jianguo

By:	/s/ CHENG Jianguo

Advance Tycoon Limited

By:	/s/ YU Yinghong
YU Yinghong
Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement